UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 are the Euroseas Ltd. Results for the Year and Quarter Ended December 31, 2022.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: February 24, 2023	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Results for the Year and Quarter Ended December 31, 2022

Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, reported the following results for the three-month period and full year ended December 31, 2022.

Fourth Quarter 2022 Financial Highlights:

•

Total net revenues of $42.9 million.

•

Net income and net income attributable to common shareholders of $20.3 million or $2.87 and $2.86 earnings per share basic and diluted, respectively.

•

An average of 18.0 vessels were owned and operated during the fourth quarter of 2022 earning an average time charter equivalent rate of $29,399 per day. Refer to a subsequent section of the Press Release for the definition and method of calculation of time charter equivalent rate.

•

Declared a quarterly dividend of $0.50 per share for the fourth quarter of 2022 payable on or about March 16, 2023 to shareholders of record on March 9, 2023 as part of the Company’s common stock dividend plan.

•

As of February 14, 2023 we had repurchased 251,685 of our common stock in the open market for a total of about $5.3 million, under our share repurchase plan of up to $20 million announced in May 2022.

•

On December 29, 2022 we announced the sale of M/V Akinada Bridge, a 5,610 teu intermediate containership vessel built in 2001, at a gross price of $14.2 million. The vessel was delivered to its buyers on January 9, 2023.

Full Year 2022 Highlights:

•

Total net revenues of $182.7 million.

•

Net income and net income attributable to common shareholders of $106.2 million or $14.79 and $14.78 earnings per share basic and diluted, respectively.

•

An average of 17.12 vessels were owned and operated during 2022, earning an average time charter equivalent rate of $31,964 per day. Refer to a subsequent section of the Press Release for the definition and method of calculation of time charter equivalent rate.

Recent developments

•

Continental Shipping Line, Singapore (CSL), the charterers of M/V Aegean Express, in January 2023 repudiated its charter as the vessel was completing its scheduled drydock. The Company is pursuing legal action and entered into negotiations seeking a replacement charter.

Fourth Quarter 2022 Results:

For the fourth quarter of 2022, the Company reported total net revenues of $42.9 million representing a 12.1% increase over total net revenues of $38.3 million during the fourth quarter of 2021, which was the result of the increased average number of vessels operating in the fourth quarter of 2022 compared to the corresponding period of 2021. The Company reported a net income and net income attributable to common shareholders for the period of $20.3 million, as compared to a net income and a net income attributable to common shareholders of $22.8 million for the fourth quarter of 2021. On average, 18.0 vessels were owned and operated during the fourth quarter of 2022 earning an average time charter equivalent rate of $29,399 per day compared to 15.01 vessels in the same period of 2021 earning on average $30,068 per day.

Vessel depreciation for the fourth quarter of 2022 increased to $5.3 million from $2.4 million in the fourth quarter of 2021, as a result of the increased number of vessels operated and the fact that the new vessels acquired in the fourth quarter of 2021 and in the second quarter of 2022, have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels.

For the fourth quarter of 2022, voyage expenses amounted to $1.6 million as compared to voyage expenses of $0.04 million for the same period of 2021. This increase is mainly attributable to bunkers consumption by one of our vessels that had suffered unrepaired damages and was consequently sold for scrap. Vessel operating expenses for the same period of 2022 amounted to $10.2 million as compared to $8.3 million for the same period of 2021. The increased amount is mainly due to the higher number of vessels owned and operated in the last three months of 2022 compared to the same period of 2021, as well as due to the increase in hull and machinery insurance premiums and the higher prices paid for the supply of lubricants, spare parts and stores for our vessels, as a result of the war in Ukraine.

Drydocking expenses amounted to $3.3 million during the fourth quarter of 2022 comprising the cost of two vessels passing their special survey with drydock. For the same period of 2021 drydocking expenses amounted to $1.2 million comprising the cost of one vessel completing her special survey with drydock. Related party management fees for the three months ended December 31, 2022 were $1.3 million compared to $1.1 million for the same period of 2021, as a result of the higher number of vessels in our fleet and the increase in daily vessel management fee for inflation, partly offset by the favorable movement of the euro/dollar exchange rate. General and administrative expenses increased to $1.7 million in the fourth quarter of 2022, as compared to $1.2 million in the fourth quarter of 2021, mainly due to the increased cost of our stock incentive plan. The operating income for the fourth quarter of 2022 relates to an “unrepaired damage” claim agreed with the hull and machinery underwriters and loss of hire insurance in relation to M/V Akinada Bridge. No such case existed in the fourth quarter of 2021.

Interest and other financing costs for the fourth quarter of 2022 amounted to $1.6 million compared to $0.8 million for the same period of 2021. This increase is due to the increased amount of debt and the increase in the weighted average LIBOR / SOFR rate in the current period compared to the same period of 2021.

For the three months ended December 31, 2022 the Company recognized a $0.2 million gain on its interest rate swap contracts, comprising a $0.04 million unrealized gain from the mark-to-market valuation of our outstanding interest rate swaps and a $0.20 million of realized gain. For the three months ended December 31, 2021 the Company recognized a $0.5 million loss on its interest rate swap contracts, comprising a $0.4 million unrealized loss and a $0.05 million realized loss.

Basic and diluted earnings per share attributable to common shareholders for the fourth quarter of 2022 were $2.87 and $2.86 calculated on 7,081,776 and 7,100,432 basic and diluted weighted average number of shares outstanding, respectively, compared to basic and diluted earnings per share of $3.16 and $3.14 for the fourth quarter of 2021, calculated on 7,210,466 basic and 7,244,042 diluted weighted average number of shares outstanding, respectively.

Full Year 2022 Results:

For the full year of 2022, the Company reported total net revenues of $182.7 million, representing a 94.6% increase, over total net revenues of $93.9 million during the twelve months of 2021, as a result of the higher average charter rates our vessels earned as well as the increased number of vessels owned and operated in the twelve months of 2022 compared to the corresponding period of 2021. The Company reported a net income and net income attributable to common shareholders for the year of $106.2 million, as compared to a net income of $43.0 million and a net income attributable to common shareholders of $42.4 million for the twelve months of 2021. On average, 17.12 vessels were owned and operated during the twelve months of 2022 earning an average time charter equivalent rate of $31,964 per day compared to 14.25 vessels in the same period of 2021 earning on average $19,327 per day.

For the twelve months of 2022, voyage expenses amounted to $2.5 million, as compared to voyage expenses of $0.6 million in the same period of 2021. This increase is mainly attributable to bunkers consumption by one of our vessels that had suffered unrepaired damages and was consequently sold for scrap. Vessel operating expenses for the twelve months of 2022 amounted to $37.7 million as compared to $29.7 million for the same period of 2021. This increase in vessel operating expenses is due to the higher average number of vessels operated by the Company in the twelve months of 2022 as compared to the same period of 2021, the increase in hull and machinery insurance premiums and the higher prices paid for the supply of lubricants, spare parts and stores for our vessels, as a result of the war in Ukraine.

Vessel depreciation for the twelve months of 2022 was $18.5 million compared to $7.2 million during the same period of 2021, due to the increased average number of vessels operating in 2022 as compared to the same period of 2021 and the fact that the new vessels acquired in the fourth quarter of 2021 and the second quarter of 2022 have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels.

Related party management fees for the twelve months of 2022 were $4.9 million compared to $4.3 million for the same period of 2021 as a result of the higher number of vessels in our fleet and the increase in daily vessel management fee for inflation, partly offset by the favorable movement of the euro/dollar exchange rate.

General and administrative expenses amounted to $4.6 million during the twelve months of 2022 as compared to $3.5 million in the last year. This increase is mainly attributable to the increased cost of our stock incentive plan.

Drydocking expenses amounted to $9.5 million for the twelve months of 2022 (three vessels completed their intermediate survey in water, while five vessels passed their special survey with drydock), compared to $4.1 million for the same period of 2021 (three vessels passed their special survey with drydock).

During 2022 and 2021, we had other operating income of $1.6 million and $1.3 million, respectively. The operating income for the period of 2022 relates to an “unrepaired damage” claim agreed with the hull and machinery underwriters and loss of hire insurance in relation to M/V Akinada Bridge, partly offset by the settlement of accounts with charterers. The operating income for 2021 mainly consists of the proceeds from a claim award related to the sale of one of our vessels, M/V “Manolis P”, for scrap in March 2020 that initially failed to be completed due to COVID-related reasons, with the vessel finally being sold to another buyer within the second quarter of 2020.

Interest and other financing costs for the twelve months of 2022 amounted to $5.1 million compared to $2.8 million for the same period of 2021. This increase is due to the increased amount of debt and the increased LIBOR / SOFR rates of our bank loans in the current period compared to the same period of 2021. For the twelve months ended December 31, 2022 the Company recognized a $4.4 million gain on its interest rate swap contracts, comprising a $4.2 million unrealized gain from the mark-to-market valuation of its outstanding interest rate swaps and a $0.2 million realized gain. For the twelve months ended December 31, 2021 the Company recognized a $0.03 million loss on its interest rate swap contracts, comprising a $0.15 million unrealized gain and $0.18 realized loss.

The results for the twelve months of 2022 include a $10.8 million of amortization of below market time charters acquired and a $4.2 million unrealized gain on derivatives. The results for the twelve months of 2021 include $0.2 million of amortization of below market time charters acquired and $0.2 million unrealized gain on derivatives.

Basic and diluted earnings per share attributable to common shareholders for the twelve months of 2022 was $14.79 and $14.78, calculated on 7,181,561 and 7,190,107 basic and diluted weighted average number of shares outstanding, respectively, compared to basic and diluted earnings per share of $6.07 and $6.06 for the twelve months of 2021, respectively, calculated on 6,976,905 and 6,993,405 basic and diluted weighted average number of shares outstanding.

Fleet Profile:

The Euroseas Ltd. fleet profile as of February 15, 2023 is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V(*)	Intermediate	72,968	6,350	2005	TC until Dec-24 plus 12 months option	$42,200 option $15,000
SYNERGY BUSAN (*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP (+)	Intermediate	50,726	4,253	2008	TC until Dec-23	$18,000
SYNERGY OAKLAND (*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG (+)	Intermediate	50,969	4,253	2009	TC until Jun-23	$14,500
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Mar-25	$19,000
RENA P(*)	Intermediate	50,796	4,250	2007	TC until Apr-24 then until Feb-25	$20,250 CONTEX (**) basis with $13,000 floor and $21,000 ceiling
EM KEA (*)	Feeder	42,165	3,100	2007	TC until May-23	$22,000
EM ASTORIA (+)	Feeder	35,600	2,788	2004	TC until Feb-23 then until Feb-24 then until Feb-25	$65,000 $50,000 $20,000
EVRIDIKI G (*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU (*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P (*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES (*)	Feeder	23,224	1,740	2007	TC until Aug-24	$29,500
JONATHAN P (*)	Feeder	23,351	1,740	2006	TC until Sep-24	$26,662(***)
EM HYDRA (*)	Feeder	23,351	1,740	2005	TC until Apr-23	$20,000
JOANNA (*)	Feeder	22,301	1,732	1999	TC until May-23	$14,500
AEGEAN EXPRESS (*)	Feeder	18,581	1,439	1997	Seeking employment	-
Total Container Carriers	17	666,038	53,261

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate ($/day)
GREGOS(*) (H4201)	Feeder	37,237	2,800	Q1 2023	TC until Mar-26	$48,000
TERATAKI(*) (H4202)	Feeder	37,237	2,800	Q2 2023	TC until Jun-26	$48,000
TENDER SOUL (H4236)	Feeder	37,237	2,800	Q4 2023
LEONIDAS Z (H4237)	Feeder	37,237	2,800	Q1 2024
MONICA (H4248)	Feeder	22,262	1,800	Q2 2024
STEPHANIA K (H4249)	Feeder	22,262	1,800	Q2 2024
PEPI STAR (H4251)	Feeder	22,262	1,800	Q2 2024
DEAR PANEL (H4251)	Feeder	37,237	2,800	Q4 2024
SYMEON P (H4252)	Feeder	37,237	2,800	Q4 2024
Total under construction	9	290,208	22,200

Notes:

(*) TC denotes time charter. All dates listed are the earliest redelivery dates under each time charter unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers’ Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for container ships. It is based on assessments of the current day charter rates of six selected container ship types , which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU all with a charter period of two years.

(***) Rate is net of commissions (which are typically 5-6.25%)

Summary Fleet Data:

	Three Months, Ended December 31, 2021	Three Months, Ended December 31, 2022	Twelve Months, Ended December 31, 2021	Twelve Months, Ended December 31, 2022
FLEET DATA
Average number of vessels (1)	15.01	18.00	14.25	17.12
Calendar days for fleet (2)	1,381.0	1,654.5	5,203.0	6,248.5
Scheduled off-hire days incl. laid-up (3)	31.1	121.4	88.4	294.4
Available days for fleet (4) = (2) - (3)	1,349.9	1,533.1	5,114.6	5,954.1
Commercial off-hire days (5)	-	-	-	5.3
Operational off-hire days (6)	20.5	75.2	77.2	93.6
Voyage days for fleet (7) = (4) - (5) - (6)	1,329.4	1,457.9	5,037.4	5,855.2
Fleet utilization (8) = (7) / (4)	98.5%	95.1%	98.5%	98.3%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	100.0%	99.9%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	98.5%	95.1%	98.5%	98.4%

AVERAGE DAILY RESULTS (usd/day)
Time charter equivalent rate (11)	30,068	29,399	19,327	31,964
Vessel operating expenses excl. drydocking expenses (12)	6,807	6,938	6,541	6,816
General and administrative expenses (13)	901	999	671	732
Total vessel operating expenses (14)	7,708	7,937	7,212	7,548
Drydocking expenses (15)	866	2,008	787	1,521

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages, are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or with vessels that were committed for sale or suffered unrepaired damages.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days as defined above. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE, which is a non-GAAP measure, provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses is calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended December 31,	Three Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2021	2022	2021	2022

Revenues
Time charter revenue	39,996,998	44,445,295	97,977,389	189,630,465
Commissions	(1,745,138)	(1,559,382)	(4,085,717)	(6,936,221)
Net revenues	38,251,860	42,885,913	93,891,672	182,694,244

Operating expenses/ (income)
Voyage expenses	36,028	1,584,724	624,734	2,476,854
Vessel operating expenses	8,307,463	10,183,832	29,739,437	37,667,191
Drydocking expenses	1,195,712	3,322,008	4,094,693	9,506,675
Vessel depreciation	2,413,569	5,347,553	7,203,198	18,522,217
Related party management fees	1,093,684	1,295,268	4,294,789	4,920,063
Net loss on sale of vessel	-	-	9,417	-
General and administrative expenses	1,244,023	1,652,471	3,491,120	4,571,030
Other operating income	-	(1,960,000)	(1,298,318)	(1,610,000)
Total operating expenses, net	14,290,479	21,425,856	48,159,070	76,054,030

Operating income	23,961,381	21,460,057	45,732,602	106,640,214

Other (expenses)/ income
Interest and other financing costs	(776,652)	(1,596,507)	(2,779,729)	(5,072,619)
(Loss) / gain on derivatives, net	(448,449)	236,490	(27,141)	4,355,657
Foreign exchange gain / (loss)	26,497	(13,186)	34,418	54,235
Interest income	541	248,765	3,510	267,429
Other expenses, net	(1,198,063)	(1,124,438)	(2,768,942)	(395,298)
Net income	22,763,318	20,335,619	42,963,660	106,244,916
Dividend Series B Preferred shares	-	-	(255,324)	-
Preferred deemed dividend	-	-	(345,428)	-
Net income attributable to common shareholders	22,763,318	20,335,619	42,362,908	106,244,916
Weighted average number of shares outstanding, basic	7,210,466	7,081,776	6,976,905	7,181,561
Earnings per share attributable to common shareholders - basic	3.16	2.87	6.07	14.79
Weighted average number of shares outstanding, diluted	7,244,042	7,100,432	6,993,405	7,190,107
Earnings per share attributable to common shareholders - diluted	3.14	2.86	6.06	14.78

Euroseas Ltd.,

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

December 31, 2021		December 31, 2022
ASSETS
Current Assets:
Cash and cash equivalents	26,530,944	25,845,333
Trade accounts receivable, net	1,274,729	572,961
Other receivables	1,722,885	5,515,311
Inventories	2,274,454	2,306,177
Restricted cash	167,285	2,193,173
Prepaid expenses	382,729	350,206
Derivatives	540,753	1,142,682
Vessel held for sale	-	8,909,172
Due from related company	-	32,146
Total current assets	32,893,779	46,867,161

Fixed assets:
Vessels, net	176,111,486	216,570,426
Long-term assets:
Advances for vessels under construction	7,615,958	59,083,594
Restricted cash	4,800,000	3,400,000
Derivatives	-	2,669,244
Total assets	221,421,223	328,590,425

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Long-term bank loans, current portion	29,034,049	55,419,815
Trade accounts payable	2,804,194	5,160,068
Accrued expenses	1,702,925	1,756,383
Liability associated with asset held for sale	-	3,556,641
Accrued dividends	-	66,375
Deferred revenue	3,293,986	7,730,422
Due to related company	309,970	-
Total current liabilities	37,145,124	73,689,704
Long-term liabilities:
Long -term bank loans, net of current portion	89,004,951	51,812,086
Derivatives	952,666	-
Fair value of below market time charters acquired	17,461,586	34,933,438
Total long-term liabilities	107,419,203	86,745,524
Total liabilities	144,564,327	160,435,228
Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 7,294,541 and 7,116,206 issued and outstanding, respectively)	218,836	213,486
Additional paid-in capital	264,609,233	260,539,222
Accumulated deficit	(187,971,173)	(92,597,511)
Total shareholders’ equity	76,856,896	168,155,197
Total liabilities and shareholders' equity	221,421,223	328,590,425

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2021	2022

Cash flows from operating activities:
Net income	42,963,660	106,244,916
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	7,203,198	18,522,217
Amortization and write off of deferred charges	223,492	342,861
Share-based compensation	182,324	951,385
Net loss on sale of vessel	9,417	-
Amortization of fair value of below market time charters acquired	(230,112)	(10,827,595)
Unrealized gain on derivatives	(153,835)	(4,223,839)
Changes in operating assets and liabilities	2,414,795	3,072,626
Net cash provided by operating activities	52,612,939	114,082,571

Cash flows from investing activities:
Cash paid for vessels under construction	(7,615,958)	(50,866,784)
Cash paid for capitalized expenses and acquisition of vessels including attached time charter agreements	(66,474,058)	(39,822,933)
Net proceeds and advances from sale of vessels	(9,417)	3,556,641
Net cash used in investing activities	(74,099,433)	(87,133,076)

Cash flows from financing activities:
Redemption of Series B preferred shares	(2,000,000)	-
Proceeds from issuance of common stock, net of commissions paid	743,553	-
Cash paid for share repurchase	-	(5,026,541)
Preferred dividends paid	(424,000)	-
Dividends paid	-	(10,804,879)
Loan arrangement fees paid	(758,000)	(115,500)
Offering expenses paid	(123,167)	(27,838)
Proceeds from long- term bank loans	75,500,000	19,250,000
Repayment of long-term bank loans	(23,791,840)	(30,284,460)
Repayment of related party loan	(2,500,000)	-
Net cash provided by / (used in) financing activities	46,646,546	(27,009,218)

Net increase / (decrease) in cash, cash equivalents and restricted cash	25,160,052	(59,723)
Cash, cash equivalents and restricted cash at beginning of year	6,338,177	31,498,229
Cash, cash equivalents and restricted cash at end of year	31,498,229	31,438,506

  Cash breakdown

Cash and cash equivalents	26,530,944	25,845,333
Restricted cash, current	167,285	2,193,173
Restricted cash, long term	4,800,000	3,400,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	31,498,229	31,438,506

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 17 vessels, including 10 Feeder containerships and 7 Intermediate containerships. Euroseas 17 containerships have a cargo capacity of 53,261 teu. After the delivery of nine feeder containership newbuildings in 2023 and 2024, Euroseas’ fleet will consist of 26 vessels with a total carrying capacity of 75,461 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com